                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549


                              --------------------

                                   FORM 11-K

                              --------------------


/X/          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
             SECURITIES AND EXCHANGE COMMISSION
             For the fiscal year ended December 30, 1993

                                      OR

/ /          TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934
             For the transition period from  -------- to -------.

                        -------------------------------

                         Commission file number 1-7657


                        -------------------------------



         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        LEHMAN BROTHERS HOLDINGS INC.
                          TAX DEFERRED SAVINGS PLAN



                        Lehman Brothers Holdings Inc.
                           3 World Financial Center
                             New York, NY  10285

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           AMERICAN EXPRESS COMPANY
                            American Express Tower
                            World Financial Center
                             New York, NY  10285

                              Financial Statements
                          and Supplemental Information

                         Lehman Brothers Holdings Inc.
                           Tax Deferred Savings Plan


                 For the Years ended December 30, 1993 and 1992
                      with Report of Independent Auditors

                         Lehman Brothers Holdings Inc.
                           Tax Deferred Savings Plan

                              Financial Statements
                          and Supplemental Information

                 For the Years ended December 30, 1993 and 1992



                                    CONTENTS

 Report of Independent Auditors..............................................................         1

 Audited Financial Statements

 Statements of Net Assets Available for Plan Benefits........................................         2
 Statements of Changes in Net Assets Available for Plan Benefits.............................         4
 Notes to Financial Statements...............................................................         6


 Supplemental Information

 Schedule I    Schedule of Investments Held..................................................        15
 Schedule II   Schedule of Transactions in Excess of Five Percent of
               Net Assets Available for Plan Benefits at Beginning of Year...................        16

A schedule of party-in-interest transactions has not been presented because there were no party-in-interest transactions which are prohibited by Section 406 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and for which there are no statutory or administrative exemptions.

                         Report of Independent Auditors



The Employee Benefit Plans Committee
Lehman Brothers Holdings Inc.

We have audited the accompanying statements of net assets available for plan benefits of the Lehman Brothers Holdings Inc. Tax Deferred Savings Plan as of December 30, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Lehman Brothers Holdings Inc. Tax Deferred Savings Plan at December 30, 1993 and 1992, and the changes in its net assets available for plan benefits for the years ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of investments held as of December 30 ,1993, and series of transactions in excess of five percent of net assets available for plan benefits for the year ended December 30, 1993, are presented for purposes of complying with Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1993 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1993 basic financial statements taken as a whole.


April 21, 1994                                                    ERNST & YOUNG

                         Lehman Brothers Holdings Inc.
                           Tax Deferred Savings Plan
              Statement of Net Assets Available for Plan Benefits
                               December 30, 1993

                                                                                     INVESTMENT FUNDS
                                                    --------------------------------------------------------------------------------

                                                                                          Smith
                                                                        American         Barney        High Income       Smith
                                                         Short-         Express         Shearson        Fund of          Barney
                                                          Term          Company           Daily       Smith Barney     Shearson
                                                       Interest          Common         Dividend        Shearson      Appreciation
                                                          Fund         Stock Fund         Fund        Income Funds     Fund Inc.
                                                    --------------------------------------------------------------------------------
 Assets
 Institution Contracts (at cost plus interest)
 Investments, at fair value:
    American Express Company common stock,
        1,066,380 shares (cost: $27,366,245)                         $33,457,683
    Smith Barney Shearson Daily Dividend Fund,
        7,245,893 shares (cost: $7,245,893)                                          $7,245,893
    Smith Barney Shearson Income Funds,
        High Income Fund, 939,998 Class C
        shares (cost: $11,233,572)                                                                    $11,383,376
    Smith Barney Shearson Appreciation
        Fund Inc., 3,299,935 Class C shares
        (cost: $27,736,454)                                                                                          $35,366,817
    Smith Barney Shearson Global
        Opportunities Fund, 358,105 shares
        (cost: $9,502,529)
    Salomon Brothers Capital Fund,
        233,453 shares (cost: $4,151,961)
    Smith Barney Shearson Aggressive
        Growth Fund, 624,279 Class C
        shares (cost: $12,742,699)
    Smith Barney Shearson Income Funds,
        Utilities Fund, 477,792 Class C shares
        (cost: $7,109,315)
    Smith Barney Shearson Income Funds-
        Diversified Strategic Income Fund,
        641,092 Class C shares (cost: $5,359,335)

                                                    --------------------------------------------------------------------------------
                                                           -          33,457,683      7,245,893        11,383,376     35,366,817

 Cash and short-term investments                    $406,164               6,078          6,740            41,032         49,598
 Interest and dividends receivable                     1,077                  54              -                 -              -
 Other receivables                                         -                 340        337,720           623,260        660,396
 Net inter-fund transfers receivable (payable)             -             145,916       (451,098)         (675,114)      (175,311)
                                                    --------------------------------------------------------------------------------
 Total assets                                        407,241          33,610,071      7,139,255        11,372,554     35,901,500

 Liabilities
 Payable to (receivable from) other plan                   -             306,697        (27,927)           39,533          8,124
 Other liabilities                                         -              22,373        127,452                 -            930
                                                    --------------------------------------------------------------------------------
 Total liabilities                                         -             329,070         99,525            39,533          9,054
                                                    --------------------------------------------------------------------------------
 Net assets available for plan benefits             $407,241         $33,281,001     $7,039,730       $11,333,021    $35,892,446
                                                    ================================================================================

                                                                                   INVESTMENT FUNDS
                                                     ---------------------------------------------------------------------------
                                                                                                                     Utilities
                                                                         Smith                          Smith         Fund of
                                                                         Barney                         Barney         Smith
                                                                        Shearson        Salomon        Shearson       Barney
                                                          Fixed          Global         Brothers      Aggressive     Shearson
                                                         Income      Opportunities      Capital         Growth        Income
                                                          Fund           Fund             Fund           Fund          Funds
                                                     ----------------------------------------------------------------------------
 Assets
 Institution Contracts (at cost plus interest)         $136,501,455
 Investments, at fair value:
    American Express Company common stock,
        1,066,380 shares (cost: $27,366,245)
    Smith Barney Shearson Daily Dividend Fund,
        7,245,893 shares (cost: $7,245,893)
    Smith Barney Shearson Income Funds,
        High Income Fund, 939,998 Class C
        shares (cost: $11,233,572)
    Smith Barney Shearson Appreciation
        Fund Inc., 3,299,935 Class C shares
        (cost: $27,736,454)
    Smith Barney Shearson Global
        Opportunities Fund, 358,105 shares
        (cost: $9,502,529)                                            $10,420,841
    Salomon Brothers Capital Fund,
        233,453 shares (cost: $4,151,961)                                             $4,823,132
    Smith Barney Shearson Aggressive
        Growth Fund, 624,279 Class C
        shares (cost: $12,742,699)                                                                  $16,718,195
    Smith Barney Shearson Income Funds,
        Utilities Fund, 477,792 Class C shares
        (cost: $7,109,315)                                                                                           $7,243,322
    Smith Barney Shearson Income Funds-
        Diversified Strategic Income Fund,
        641,092 Class C shares (cost: $5,359,335

                                                     ----------------------------------------------------------------------------
                                                        136,501,455    10,420,841      4,823,132     16,718,195       7,243,322

Cash and short-term investments                             106,351        29,537              -         42,344          29,061
 Interest and dividends receivable                               88             -              -              -               -
 Other receivables                                                -         9,322          2,570          1,413         173,810
 Net inter-fund transfers receivable (payable)           (2,636,794)    2,406,497        (46,619)     1,544,129        (139,424)
                                                     ----------------------------------------------------------------------------
 Total assets                                           133,971,100    12,866,197      4,779,083     18,306,081       7,306,769

 Liabilities
 Payable to (receivable from) other plan                    601,504        93,035         41,918         75,924          40,417
 Other liabilities                                           76,298             -              -              -               -
                                                     ----------------------------------------------------------------------------
 Total liabilities                                          677,802        93,035         41,918         75,924          40,417
                                                     ----------------------------------------------------------------------------
 Net assets available for plan benefits                $133,293,298   $12,773,162     $4,737,165    $18,230,157      $7,266,352
                                                     ============================================================================



                                                                INVESTMENT FUNDS
                                                  ---------------------------------------------------
                                                   Diversified Strategic
                                                     Income Fund of
                                                      Smith Barney
                                                  Shearson Income Funds                  Total
                                                  --------------------------------------------------
 Assets
 Institution Contracts (at cost plus interest)                                        $136,501,455
 Investments, at fair value:
    American Express Company common stock,
        1,066,380 shares (cost: $27,366,245)                                            33,457,683
    Smith Barney Shearson Daily Dividend Fund,
        7,245,893 shares (cost: $7,245,893)                                              7,245,893
    Smith Barney Shearson Income Funds,
        High Income Fund, 939,998 Class C
        shares (cost: $11,233,572)                                                      11,383,376
    Smith Barney Shearson Appreciation
        Fund Inc., 3,299,935 Class C shares
        (cost: $27,736,454)                                                             35,366,817
    Smith Barney Shearson Global
        Opportunities Fund, 358,105 shares
        (cost: $9,502,529)                                                              10,420,841
    Salomon Brothers Capital Fund,
        233,453 shares (cost: $4,151,961)                                                4,823,132
    Smith Barney Shearson Aggressive
        Growth Fund, 624,279 Class C
        shares (cost: $12,742,699)                                                      16,718,195
    Smith Barney Shearson Income Funds,
        Utilities Fund, 477,792 Class C shares
        (cost: $7,109,315)                                                               7,243,322
    Smith Barney Shearson Income Funds-
        Diversified Strategic Income Fund,
        641,092 Class C shares (cost: $5,359,335)     $5,391,581                         5,391,581
                                                  --------------------------------------------------
                                                       5,391,581                       268,552,295

 Cash and short-term investments                          17,891                           734,796
 Interest and dividends receivable                             -                             1,219
 Other receivables                                             -                         1,808,831
 Net inter-fund transfers  receivable (payable)           27,818                                 -
                                                  --------------------------------------------------
 Total assets                                          5,437,290                       271,097,141

 Liabilities
 Payable to (receivable from) other plan                  27,552                         1,206,777
 Other liabilities                                             -                           227,053
                                                  --------------------------------------------------
 Total liabilities                                        27,552                         1,433,830
                                                  --------------------------------------------------
 Net assets available for plan benefits               $5,409,738                      $269,663,311
                                                  ==================================================

See accompanying notes.

                         Lehman Brothers Holdings Inc.
                           Tax Deferred Savings Plan
              Statement of Net Assets Available for Plan Benefits
                               December 30, 1992

                                                                                        INVESTMENT FUNDS
                                                    ------------------------------------------------------------------------------
                                                                                                      Shearson
                                                                                                        Lehman
                                                                        American       American        Brothers
                                                          Short-        Express        Express      High Income        Shearson
                                                           Term         Company         Daily          Fund of          Lehman
                                                        Interest         Common        Dividend        Shearson        Brothers
                                                           Fund        Stock Fund        Fund           Lehman       Appreciation
                                                                                                       Brothers       Fund Inc.
                                                                                                     Income Funds
                                                    ------------------------------------------------------------------------------
 Assets
 Institution Contracts (at cost plus interest)
 Investments, at fair value:
    American Express Company common stock,
        3,720,500 shares (cost: $91,914,881)                        $93,477,562
    American Express Daily Dividend Fund,
        22,192,478 shares (cost: $22,192,478)                                      $22,192,478
    Shearson Lehman Brothers Income Funds
        High Income Fund,1,523,049 Class C
        shares (cost: $18,342,171)                                                                 $16,921,085
    Shearson Lehman Brothers Appreciation
        Fund, Inc., 12,986,780 Class C shares
        (cost: $105,947,436)                                                                                        $138,183,794
    Shearson Lehman Brothers Global
        Opportunities Fund, 599,058 shares
        (cost: $15,831,744)
    Salomon Brothers Capital Fund,
        396,802 shares (cost: $6,949,825)
    Shearson Lehman Brothers Aggressive
        Growth Fund, Inc., 1,566,553 Class C
        shares (cost: $31,118,812)
    Shearson Lehman Brothers Income Funds,
        Utilities Fund, 746,361 Class C shares
        (cost: $10,741,104)
    Shearson Lehman Brothers Income Funds-
        Diversified Strategic Income Fund,
        876,243 Class C shares (cost: $7,319,667)
                                                     ------------------------------------------------------------------------------
                                                             -       93,477,562     22,192,478      16,921,085       138,183,794

 Cash and short-term investments                      $257,465           97,829         34,609         193,244           646,602
 Interest and dividends receivable                           -               60              -               -                 -
 Other receivables                                           -                -              -           1,427            17,089
 Net inter-fund transfers (payable) receivable               -       (1,438,780)    (1,044,241)        427,260         1,937,279
                                                     ------------------------------------------------------------------------------
 Total assets                                          257,465       92,136,671     21,182,846      17,543,016       140,784,764
 Liabilities
 Payable for securities purchased                            -                -              -               -                 -
 Withdrawals payable                                         -          543,435        256,686         230,175         1,046,820
                                                      ------------------------------------------------------------------------------
 Total liabilities                                           -          543,435        256,686         230,175         1,046,820
                                                      ------------------------------------------------------------------------------
 Net assets available for plan benefits               $257,465      $91,593,236    $20,926,160     $17,312,841      $139,737,944
                                                      ==============================================================================

                                                                                INVESTMENT FUNDS
                                                    ---------------------------------------------------------------------------

                                                                      Shearson                                    Utilities
                                                                       Lehman                       Shearson       Fund of
                                                                      Brothers                       Lehman        Shearson
                                                        Fixed          Global        Salomon        Brothers        Lehman
                                                        Income      Opportunities    Brothers      Aggressive      Brothers
                                                         Fund           Fund         Capital         Growth         Income
                                                                                      Fund          Fund Inc.        Funds
                                                    ---------------------------------------------------------------------------
 Assets
 Institution Contracts (at cost plus interest)       $216,125,093
 Investments, at fair value:
    American Express Company common stock,
        3,720,500 shares (cost: $91,914,881)
    American Express Daily Dividend Fund,
        22,192,478 shares (cost: $22,192,478)
    Shearson Lehman Brothers Income Funds
        High Income Fund,1,523,049 Class C
        shares (cost: $18,342,171)
    Shearson Lehman Brothers Appreciation
        Fund, Inc., 12,986,780 Class C shares
        (cost: $105,947,436)
    Shearson Lehman Brothers Global
        Opportunities Fund, 599,058 shares
        (cost: $15,831,744)                                         $14,844,655
    Salomon Brothers Capital Fund,
        396,802 shares (cost: $6,949,825)                                          $7,769,384
    Shearson Lehman Brothers Aggressive
        Growth Fund, Inc., 1,566,553 Class C
        shares (cost: $31,118,812)                                                                $34,354,517
    Shearson Lehman Brothers Income Funds,
        Utilities Fund, 746,361 Class C shares
        (cost: $10,741,104)                                                                                     $10,986,435
    Shearson Lehman Brothers Income Funds-
        Diversified Strategic Income Fund,
        876,243 Class C shares (cost: $7,319,667)
                                                    ---------------------------------------------------------------------------
                                                      216,125,093    14,844,655     7,769,384      34,354,517    10,986,435

 Cash and short-term investments                          354,745       112,940        38,713         175,006        71,897
 Interest and dividends receivable                      1,518,837             -             -               -             -
 Other receivables                                              -         9,183             -               -            57
 Net inter-fund transfers (payable) receivable         (2,105,040)     (235,882)     (374,696)      1,376,504     1,150,491
                                                    ---------------------------------------------------------------------------
 Total assets                                         215,893,635    14,730,896     7,433,401      35,906,027    12,208,880

 Liabilities
 Payable for securities purchased                               -             -             -               -        33,971
 Withdrawals payable                                    1,864,503       121,950        53,076         348,577        50,939
                                                    ---------------------------------------------------------------------------
 Total liabilities                                      1,864,503       121,950        53,076         348,577        84,910
                                                    ---------------------------------------------------------------------------
 Net assets available for plan benefits              $214,029,132   $14,608,946    $7,380,325     $35,557,450   $12,123,970
                                                    ===========================================================================

                                                                   INVESTMENT FUNDS
                                                    -----------------------------------------------------
                                                      Diversified Strategic
                                                         Income Fund of
                                                     Shearson Lehman Brothers
                                                          Income Funds                     Total
                                                    -----------------------------------------------------
 Assets
 Institution Contracts (at cost plus interest)                                          $216,125,093
 Investments, at fair value:
    American Express Company common stock,
        3,720,500 shares (cost: $91,914,881)                                              93,477,562
    American Express Daily Dividend Fund,
        22,192,478 shares (cost: $22,192,478)                                             22,192,478
    Shearson Lehman Brothers Income Funds
        High Income Fund,1,523,049 Class C
        shares (cost: $18,342,171)                                                        16,921,085
    Shearson Lehman Brothers Appreciation
        Fund, Inc., 12,986,780 Class C shares
        (cost: $105,947,436)                                                             138,183,794
    Shearson Lehman Brothers Global
        Opportunities Fund, 599,058 shares
        (cost: $15,831,744)                                                               14,844,655
    Salomon Brothers Capital Fund,
        396,802 shares (cost: $6,949,825)                                                  7,769,384
    Shearson Lehman Brothers Aggressive
        Growth Fund, Inc., 1,566,553 Class C
        shares (cost: $31,118,812)                                                        34,354,517
    Shearson Lehman Brothers Income Funds,
        Utilities Fund, 746,361 Class C shares
        (cost: $10,741,104)                                                               10,986,435
    Shearson Lehman Brothers Income Funds-
        Diversified Strategic Income Fund,
        876,243 Class C shares (cost: $7,319,667)       $7,141,384                         7,141,384
                                                    -----------------------------------------------------
                                                         7,141,384                       561,996,387

 Cash and short-term investments                            61,299                         2,044,349
 Interest and dividends receivable                               -                         1,518,897
 Other receivables                                               -                            27,756
 Net inter-fund transfers (payable) receivable             307,105                                 -
                                                    -----------------------------------------------------
 Total assets                                            7,509,788                       565,587,389

 Liabilities
 Payable for securities purchased                           21,216                            55,187
 Withdrawals payable                                        82,655                         4,598,816
                                                    -----------------------------------------------------
 Total liabilities                                         103,871                         4,654,003
                                                    -----------------------------------------------------
 Net assets available for plan benefits                 $7,405,917                      $560,933,386
                                                    =====================================================
See accompanying notes.

                         Lehman Brothers Holdings Inc.
                           Tax Deferred Savings Plan
         Statement of Changes in Net Assets Available for Plan Benefits
                      For the Year ended December 30, 1993


                                                                          INVESTMENT FUNDS
                                      --------------------------------------------------------------------------------------------
                                                                        Smith
                                                      American          Barney      High Income         Smith
                                        Short-         Express         Shearson       Fund of          Barney
                                         Term          Company           Daily      Smith Barney      Shearson         Fixed
                                       Interest        Common          Dividend       Shearson      Appreciation       Income
                                         Fund        Stock Fund          Fund       Income Funds      Fund Inc.         Fund
                                      --------------------------------------------------------------------------------------------
Investment income:
    Interest and dividends             $10,311      $3,064,878        $465,710       $1,606,732      $        -     $16,541,829

    Net realized and unrealized
      appreciation in fair
      value of investments                   -      27,307,350               -        1,652,713       3,826,320               -
                                      -------------------------------------------------------------------------------------------
                                        10,311      30,372,228         465,710        3,259,445       3,826,320      16,541,829
 Contributions:
     Employer                                -       2,741,771               -                -               -               -
     Participants                            -       6,947,616       2,012,298        3,424,919      20,976,506      16,680,526
     Rollovers                               -          22,495          70,595          173,838         385,691       1,040,364
                                      -------------------------------------------------------------------------------------------
                                             -       9,711,882       2,082,893        3,598,757      21,362,197      17,720,890

 Net inter-fund transfers
    (out) in                                 -      (9,453,840)       (331,954)       2,499,977      (8,077,605)      2,434,706
 Participant withdrawals               139,465      (7,161,997)     (2,061,258)      (1,702,227)     (9,655,042)    (13,068,270)
 Transfer to other plan                      -     (81,780,508)    (14,041,821)     (13,635,772)   (111,301,368)   (104,364,989)
                                      -------------------------------------------------------------------------------------------
                                       139,465     (98,396,345)    (16,435,033)     (12,838,022)   (129,034,015)   (114,998,553)


 Net increase (decrease)               149,776     (58,312,235)    (13,886,430)      (5,979,820)   (103,845,498)    (80,735,834)
 Net assets available for plan
     benefits, beginning of year       257,465      91,593,236      20,926,160       17,312,841     139,737,944     214,029,132
                                      -------------------------------------------------------------------------------------------
 Net assets available for plan
     benefits, end of year            $407,241     $33,281,001      $7,039,730      $11,333,021     $35,892,446    $133,293,298
                                      ===========================================================================================


                                                                             INVESTMENT FUNDS
                                            ---------------------------------------------------------------------------------------
                                                Smith                          Smith           Utilities       Diversified
                                                Barney                         Barney           Fund of         Strategic
                                               Shearson         Salomon       Shearson           Smith           Income
                                                Global         Brothers      Aggressive         Barney           Fund of
                                             Opportunities     Capital         Growth          Shearson           Smith
                                                 Fund            Fund           Fund          Income Funds    Barney Shearson
                                                                                                                Income Funds
                                            ---------------------------------------------------------------------------------------
Investment income:
    Interest and dividends                    $         -         $9,233      $        -          $766,018         $638,585

    Net realized and unrealized
        appreciation in fair
        value of investments                    2,457,722        925,752       3,931,740           844,980          263,150
                                            ---------------------------------------------------------------------------------------
                                                2,457,722        934,985       3,931,740         1,610,998          901,735
 Contributions:
     Employer                                           -              -               -                 -                -
     Participants                               3,372,522              -      10,217,789         3,871,271        1,745,817
     Rollovers                                    161,628              -         232,160           112,997           85,775
                                            ---------------------------------------------------------------------------------------
                                                3,534,150              -      10,449,949         3,984,268        1,831,592

 Net inter-fund transfers (out) in              8,993,229       (183,929)       (185,416)        2,562,138        1,742,694
 Participant withdrawals                       (1,253,975)      (392,982)     (2,817,233)       (1,085,231)        (619,958)
 Transfer to other plan                       (15,566,910)    (3,001,234)    (28,706,333)      (11,929,791)      (5,852,242)
                                            ---------------------------------------------------------------------------------------
                                               (7,827,656)    (3,578,145)    (31,708,982)      (10,452,884)      (4,729,506)


 Net increase (decrease)                       (1,835,784)    (2,643,160)    (17,327,293)       (4,857,618)      (1,996,179)
 Net assets available for plan
     benefits, beginning of year               14,608,946      7,380,325      35,557,450        12,123,970        7,405,917
                                            ---------------------------------------------------------------------------------------
 Net assets available for plan
     benefits, end of year                    $12,773,162     $4,737,165     $18,230,157      $  7,266,352      $ 5,409,738
                                            =======================================================================================



                                      INVESTMENT FUNDS
                                      ----------------
                                           Totals
                                      ----------------
Investment income:
    Interest and dividends              $23,103,296

    Net realized and unrealized
        appreciation in fair
        value of investments             41,209,727
                                      ----------------
                                         64,313,023
 Contributions:
     Employer                             2,741,771
     Participants                        69,249,264
     Rollovers                            2,285,543
                                      ----------------
                                         74,276,578

 Net inter-fund transfers (out) in                -
 Participant withdrawals                (39,678,708)
 Transfer to other plan                (390,180,968)
                                     ------------------
                                       (429,859,676)

 Net increase (decrease)               (291,270,075)
 Net assets available for plan
     benefits, beginning of year        560,933,386
                                     ------------------
 Net assets available for plan
     benefits, end of year             $269,663,311
                                     ==================

See accompanying notes.

                         Lehman Brothers Holdings Inc.
                           Tax Deferred Savings Plan
         Statement of Changes in Net Assets Available for Plan Benefits
                      For the Year ended December 30, 1992

                                                                       INVESTMENT FUNDS
                                   -----------------------------------------------------------------------------------
                                                                                    Shearson
                                                                                     Lehman
                                                                                     Brothers
                                                    American                        High Income
                                                     Express       American           Fund of         Shearson
                                     Short-          Company        Express          Shearson          Lehman
                                      Term            Common         Daily            Lehman           Brothers
                                    Interest          Stock         Dividend         Brothers         Appreciation
                                      Fund            Fund            Fund         Income Funds        Fund Inc.
                                   -----------------------------------------------------------------------------------
 Investment income:
    Interest and dividends           $9,028       $2,244,574        $ 864,524      $1,628,221           $3,053,028

    Net realized and unrealized
      appreciation (depreciation)
      in fair value of investments        -       12,842,694                -       1,088,208            6,372,304
                                   -----------------------------------------------------------------------------------
                                      9,028       15,087,268          864,524       2,716,429            9,425,332
 Contributions:
    Employer                              -       17,081,449                -               -                    -
    Participants                          -        9,152,653        2,944,317       2,253,350           23,554,265
    Rollovers                             -          146,389          195,011         105,340              631,195
                                   -----------------------------------------------------------------------------------
                                          -       26,380,491        3,139,328       2,358,690           24,185,460

 Net inter-fund transfers
    (out) in                              -       (3,167,028)      (3,417,925)      2,404,733            1,454,508
 Participant withdrawals             52,646       (5,031,354)      (2,773,151)     (1,428,353)          (7,166,450)
                                   -----------------------------------------------------------------------------------
                                     52,646       (8,198,382)      (6,191,076)        976,380           (5,711,942)

 Net increase (decrease)             61,674       33,269,377       (2,187,224)      6,051,499           27,898,850
 Net assets available for plan
     benefits, beginning of year    195,791       58,323,859       23,113,384      11,261,342          111,839,094
                                   -----------------------------------------------------------------------------------
 Net assets available for plan
     benefits, end of year         $257,465      $91,593,236      $20,926,160     $17,312,841         $139,737,944
                                   ===================================================================================



                                                                       INVESTMENT FUNDS
                                  -------------------------------------------------------------------------------------


                                                                                                         Utilities
                                                       Shearson                           Shearson        Fund of
                                                        Lehman                             Lehman         Shearson
                                                       Brothers          Salomon          Brothers         Lehman
                                       Fixed            Global           Brothers        Aggressive       Brothers
                                       Income         Opportunities      Capital           Growth          Income
                                        Fund             Fund             Fund            Fund Inc.         Funds
                                  -------------------------------------------------------------------------------------
 Investment income:
    Interest and dividends           $19,090,836     $         -      $  126,340       $         -        $   470,319

    Net realized and unrealized
      appreciation (depreciation)
      in fair value of investments             -        (754,021)        230,535           869,732            247,670
                                  -------------------------------------------------------------------------------------
                                      19,090,836        (754,021)        356,875           869,732            717,989
 Contributions:
    Employer                                   -               -               -                 -                  -
    Participants                      19,742,446       3,119,642               -        10,415,151          2,593,725
    Rollovers                            697,017         171,905               -           454,315            126,860
                                  -------------------------------------------------------------------------------------
                                      20,439,463       3,291,547               -        10,869,466          2,720,585

 Net inter-fund transfers
    (out) in                         (8,984,715)        (148,431)       (665,394)        4,411,492          3,931,975
 Participant withdrawals            (12,025,077)      (1,059,029)       (433,333)       (2,247,853)          (359,672)
                                  -------------------------------------------------------------------------------------
                                    (21,009,792)      (1,207,460)     (1,098,727)        2,163,639          3,572,303

 Net increase (decrease)              18,520,507       1,330,066        (741,852)       13,902,837          7,010,877
 Net assets available for plan
     benefits, beginning of year     195,508,625      13,278,880       8,122,177        21,654,613          5,113,093
                                  -------------------------------------------------------------------------------------
 Net assets available for plan
 benefits, end of year              $214,029,132     $14,608,946      $7,380,325       $35,557,450        $12,123,970
                                  =====================================================================================



                                           INVESTMENT FUNDS
                                  ---------------------------------------




                                      Diversified
                                    Strategic Income
                                    Fund of Shearson
                                         Lehman
                                        Brothers
                                     Income Funds          Total
                                  ---------------------------------------
 Investment income:
    Interest and dividends               $ 358,301      $ 27,845,171

    Net realized and unrealized
      appreciation (depreciation)
      in fair value of investments        (177,298)       20,719,824
                                  ---------------------------------------
                                           181,003        48,564,995
 Contributions:
    Employer                                     -        17,081,449
    Participants                         1,298,950        75,074,499
    Rollovers                              131,910         2,659,942
                                  ---------------------------------------
                                         1,430,860        94,815,890

 Net inter-fund transfers
    (out) in                             4,180,785                 -
 Participant withdrawals                  (319,819)      (32,791,445)
                                  ---------------------------------------
                                         3,860,966       (32,791,445)

 Net increase (decrease)                 5,472,829       110,589,440
 Net assets available for plan
     benefits, beginning of year         1,933,088       450,343,946
                                  ---------------------------------------
 Net assets available for plan
 benefits, end of year                  $7,405,917      $560,933,386
                                  =======================================

See accompanying notes.

                         Lehman Brothers Holdings Inc.
                           Tax Deferred Savings Plan

                         Notes to Financial Statements


1.  DESCRIPTION OF THE PLAN

GENERAL

The Lehman Brothers Holdings Inc. Tax Deferred Savings Plan (the "Plan") (formerly Shearson Lehman Brothers Holdings Inc. Tax Deferred Savings Plan) (Note 6) which became effective January 1, 1984, and was amended and restated effective January 1, 1989 and subsequently amended through April 1, 1994, is a defined contribution plan. Under the terms of the Plan, qualified employees of Lehman Brothers Holdings Inc. ("Lehman") and its participating subsidiaries (collectively, the "Company") are eligible to become plan participants upon completion of 12 months of qualifying service. At December 30, 1993, the Company was a subsidiary of the American Express Company ("American Express"). (See Note 7)

The Plan is subject to the provisions of ERISA. A complete description of the Plan is contained in the Plan document available to all participants from the plan administrator.

CONTRIBUTIONS

Upon enrollment, a participant may elect to contribute between one and fifteen percent of his annual compensation, as defined in the Plan document. The Company may contribute, if authorized by the Board of Directors, to each Eligible Participant's account, $400 plus a matching contribution of 100 percent of the first $600 of such participant's Before-Tax Contributions for the year. For a participant who is not an Eligible Participant, the Company may match up to $1,000 of such participant's Before-Tax Contributions for the year. "Eligible Participant" means a participant who is not a (1) salaried employee whose compensation (as defined in the Plan document) exceeds $37,800,
(2) salaried employee who receives more than $1,000 in commissions for the year, or (3) Branch Manager, Financial Consultant, Financial Consultant Associate, Institutional Salesperson, Investment Representative, or Investment Representative Trainee. "Before-Tax Contributions" means a participant's contributions to the Plan made with before-tax dollars pursuant to Section 401(k) of the Internal Revenue Code of 1986 (the "Code"). Effective December 31, 1992, a participant whose annual compensation is greater than $100,000 is not eligible for a Company contribution and any Company contributions to participants who are not Eligible Participants will be made only to the extent that there are funds remaining after allocations are made to all Eligible Participants. In 1993 and 1992, Company contributions were made in American Express Company common stock.

                         Lehman Brothers Holdings Inc.
                           Tax Deferred Savings Plan

                   Notes to Financial Statements (continued)



A participant's Before-Tax Contributions will not be subject to tax until distribution. The Code provides that Before-Tax Contributions (and any elective deferrals to other plans containing a cash or deferred arrangement) will be included in a participant's gross income to the extent such contributions exceed the statutory limitation, which is indexed for inflation. In 1993 and 1992, the maximum limitation amounts were $8,994 and $8,728, respectively. For 1994, the maximum limitation amount is $9,240. The Company's contributions on behalf of a participant, as well as the income and appreciation on amounts invested in the investment funds offered under the Plan, are not includable in the participant's taxable income until distributed.

Rollover contributions arise from contributions to the Plan of certain assets previously held on behalf of participants by other qualified plans.

VALUATION OF PARTICIPANT ACCOUNTS

Separate accounts are maintained for each participant whereby the participant's account is credited for contributions and investment income and credited or charged, as appropriate, for investment appreciation or depreciation. Participant accounts are charged for withdrawals. The periodic allocation of investment income, investment appreciation or depreciation is based upon the participant's beneficial interest in each of the investment accounts at the valuation date.

INVESTMENTS

During 1993, a participant's contributions could be invested in any of the investment funds listed below. Investments of contributions among the investment funds could only be made in increments of 25 percent with a maximum of 50 percent of contributions permitted to be invested in the American Express Company Common Stock Fund. Participants could elect to change their contribution and investment balance allocations among the investment funds effective December 31, April 1, July 1, and October 1 of each year.

The following is a general description of each investment fund in which the Plan invested during 1993 as directed by participants:

    American Express Company Common Stock Fund: This fund invests solely in the common stock of American Express.

                         Lehman Brothers Holdings Inc.
                           Tax Deferred Savings Plan

                   Notes to Financial Statements (continued)


    Smith Barney Shearson Daily Dividend Fund (formerly American Express(R) Daily Dividend Fund): This fund invests in shares of Smith Barney Shearson Daily Dividend Fund, Inc., a registered investment company. The fund invests in short-term money market investments such as U.S. Government issued or guaranteed securities, certificates of deposit, bankers acceptances and high-grade commercial paper.

    High Income Fund of the Smith Barney Shearson Income Funds (formerly Shearson Lehman Brothers High Income Fund of the Shearson Lehman Brothers Income Funds): This fund invests in Class C shares of Smith Barney Shearson High Income Fund, Inc., a registered investment company. The fund invests in a diversified portfolio, including high-yield fixed-income securities, preferred stocks, and domestic and foreign government obligations.

    Smith Barney Shearson Appreciation Fund, Inc. (formerly Shearson Lehman Brothers Appreciation Fund, Inc.): This fund invests in Class C shares of Smith Barney Shearson Appreciation Fund, Inc., a registered investment company. The fund's objective is long-term appreciation of capital by investing primarily in equity securities.

    Fixed Income Fund: This fund invests its assets with one or more insurance companies or financial institutions (collectively, "institutions") which issue contracts ("contracts") providing for the repayment of principal with a specified annual rate of interest for a specified period. The fund is currently invested in contracts negotiated with the following institutions:

                         Lehman Brothers Holdings Inc.
                           Tax Deferred Savings Plan

                   Notes to Financial Statements (continued)


                                         MATURITY        INTEREST                  COST AT DECEMBER 30,
                                                                      ---------------------------------------
                                           DATE            RATE                 1993               1992
                                         -------------------------------------------------------------------

Providential National
  Insurance Co.
      Contract #3247-2                    6/30/93           10.90%                    -          $13,491,994
John Hancock Mutual Life Insurance Co.
      Contract #4400                     10/31/94            9.24           $11,195,977           21,524,637
      Contract #4400-1                   10/31/93            9.35                     -           27,887,407
      Contract #5360                      3/31/93            8.80                     -           12,552,192
      Contract #5565                     12/30/97            9.60            11,765,966           24,051,936
      Contract #5724                       1/8/96            9.51            18,555,399           29,115,414
Crown Life Insurance Co.
      Contract #9002394                  12/15/94            9.35             9,092,790           14,289,045
Metropolitan Life Insurance Co.
      Contract #11649                     6/30/96            9.62            31,966,028           50,098,888
      Contract #12865                     3/31/97            8.10             8,623,268           13,897,801
Aetna Life Insurance Co.
      Contract #014005                   12/30/97            8.80             5,417,689            8,560,606
Prudential Asset
  Management Group
      Contract #7430-211                 12/15/99            6.52            11,357,151              655,173
      Contract #7430-212                 12/15/99            7.30            10,915,923                    -
The Principal Financial Group
      Contract #4-08804-01               12/15/00            6.15             3,272,696                    -
American International Life
  Assurance Company of New York
      Contract #18180T                    10/1/98            5.45            14,338,568                    -
                                                                           ------------         ------------

                                                                           $136,501,455         $216,125,093
                                                                           ============         ============

    At December 30, 1993 and 1992, the fair value of contracts issued by institutions was approximately $148.1 and $227.7 million, respectively. Fair value was estimated using a present value analysis based on the Plan's current investment rate for a similar contract.

    Smith Barney Shearson Global Opportunities Fund (formerly Shearson Lehman Brothers Global Opportunities Fund). This fund invests in Class C shares of Smith Barney Shearson Global Opportunities Fund, a registered investment company. The fund's objective is long-term appreciation of capital, primarily through investments in common stocks of foreign and domestic securities.

                         Lehman Brothers Holdings Inc.
                           Tax Deferred Savings Plan

                   Notes to Financial Statements (continued)



    Salomon Brothers Capital Fund: This fund invests in shares of Salomon Brothers Capital Fund, Inc., a registered investment company. The fund's objective is to seek capital appreciation through investments in securities, primarily common stock, which are believed to have above average price appreciation potential and which may also involve above average risk. As of October 1, 1990, this fund has been closed to any new contributions or transfers in.

    Smith Barney Shearson Aggressive Growth Fund (formerly Shearson Lehman Brothers Aggressive Growth Fund, Inc.): This fund invests in Class C shares of Smith Barney Shearson Aggressive Growth Fund, Inc., a registered investment company. This fund invests principally in the securities of small- or medium-sized companies which are believed to have above average price appreciation potential, but which may also have above average risk.

    Utilities Fund of the Smith Barney Shearson Income Funds (formerly Utilities Fund of the Shearson Lehman Brothers Income Funds): This fund invests in Class C shares of the Utilities Fund of the Smith Barney Shearson Income Funds, a registered investment company. This fund uses a balanced approach of investing in a diversified portfolio of high quality utility stocks and investment grade utility bonds to achieve its objective of current income.

    Diversified Strategic Income Fund of the Smith Barney Shearson Income Funds (formerly Diversified Strategic Income Fund of the Shearson Lehman
    Brothers Income Funds): This fund invests in Class C shares of the Diversified Strategic Income Fund of the Smith Barney Shearson Income Funds, a registered investment company. This fund's objective is to provide investors with high current income through investment in a combination of U.S. government bond and agency securities, high yield corporate bonds and foreign government bonds.

In addition to the funds described above, a short-term interest fund provides overnight investments in money market funds of the Boston Safe Deposit and Trust Company ("Boston Safe"), for temporarily invested cash. While cash for withdrawals is disbursed from this fund, withdrawals are recorded from the investment fund from which the participant withdrew.

                         Lehman Brothers Holdings Inc.
                           Tax Deferred Savings Plan

                   Notes to Financial Statements (continued)

BENEFITS

A participant may elect, after attaining the age of 59-1/2, to withdraw all or any portion of the value of his accounts, provided that each withdrawal is at least $1,000 (or is 100% of the value of his account if less than $1,000). Withdrawals by participants before the age of 59- 1/2 are permitted only after meeting specified financial hardship criteria and after obtaining approval by the Employee Benefit Plans Committee of the Plan. Although hardship withdrawals are allowed, a participant may be subject to an additional 10 percent tax imposed by the Code.

If a participant's employment with the Company terminates for a reason other than death, the balance in the participant's account is paid to the participant in a lump-sum payment. However, if the balance in his account exceeds $3,500, payment will not be made without the participant's consent. Upon death of the participant, the balance in the participant's account is paid to the designated beneficiary (as provided by the Plan) in a lump-sum payment.

BENEFITS PAYABLE

In 1993, benefits payable to those participants who have elected to withdraw from the Plan but have not yet been paid was $5,391,592. In 1992, the amount of $4,598,816 was reflected as a Withdrawals Payable in the financial statements.

VESTING

Plan participants are 100 percent vested in all amounts in their respective Plan accounts.

INCOME TAX STATUS

The Internal Revenue Service ("IRS") made a favorable determination in a letter dated March 23, 1987 that the Plan is qualified under Sections 401(a) and 401(k) of the Code and that the trust established as part of the Plan is, therefore, exempt from federal income taxes under the provisions of Section 501(a) of the Code. It is not anticipated that amendments to the Plan after the date of the IRS determination letter will affect the qualified and tax-exempt status of the Plan and trust.

                         Lehman Brothers Holdings Inc.
                           Tax Deferred Savings Plan

                   Notes to Financial Statements (continued)


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

VALUATION OF INVESTMENTS

Investments in mutual funds are valued at the quoted redemption prices on the last business day of the Plan year; investments in American Express' common stock are valued at the quoted market price on the last business day of the Plan year; short-term investments and deposits with insurance companies in connection with contracts are valued at cost plus accrued interest.

Purchase and sales of securities are reflected on a trade-date basis.

OTHER

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded on the accrual basis.

3.  PLAN EXPENSES

Except to the extent paid by the Company, all expenses of administration of the Plan are paid by the Plan. For the 1993 and 1992 plan years, all expenses were paid by the Company.

4.  PLAN TERMINATION

While it has not expressed any intent to do so, Lehman has the right to terminate the Plan at any time subject to the provisions set forth in ERISA.

5.  RELATED PARTY TRANSACTIONS

The investments of the Plan are held at Boston Safe, the Plan's custodian. Boston Safe is a wholly-owned subsidiary of The Boston Company, Inc. ("TBC"). TBC was an indirect wholly-owned subsidiary of Lehman until May 21, 1993, at which time TBC was sold to Mellon Bank Corporation.

                         Lehman Brothers Holdings Inc.
                           Tax Deferred Savings Plan

                   Notes to Financial Statements (continued)


6.  TRANSFER TO OTHER PLAN

On July 31, 1993, pursuant to an asset purchase agreement with Primerica Corporation (now known as "The Travelers Inc.") and its subsidiary, Smith Barney, Harris, Upham & Company Incorporated, the Company sold its domestic retail brokerage business (except for such businesses conducted under the Lehman Brothers name) and substantially all of its asset management business. As a result of the sale, a significant number of employees became employed by the purchaser. The account balances associated with those participants were transferred to the Primerica Corporation Savings Plan for Shearson Employees.

7.  SUBSEQUENT EVENTS

Effective April 1, 1994, the Plan eliminated all the investment options described in Note 1 above with the exception of the American Express Company Stock Fund and the Fixed Income Fund and added eight new investment options.
In addition, participants are now able to invest in the investment options in 10% increments, rather than 25%, and may change their investment elections on a monthly basis. The new investment options include:

    Templeton Foreign Fund: The primary objective of this fund is to provide long-term growth of capital by investing primarily in securities of companies located outside the United States.

    Twentieth Century Ultra Investors Fund: The primary objective of this fund is to provide a high level of capital appreciation by investing primarily in medium- and small-sized companies with above average growth potential.

    S&P 500 Index Fund: This equity fund's objective is to replicate the investment performance of the Standard & Poor's 500 Index.

    Income Fund of America: This fund's objective is to provide current income by investing in debt securities and capital appreciation by investing in equity securities.

    Fidelity Capital & Income Fund: The primary objective of this fund is to provide a high total return of capital growth and income. The fund invests primarily in lower rated debt securities and securities of companies with uncertain financial position.

    Vanguard Fixed-Income Long-Term Corporate Portfolio: This fund invests in a diversified portfolio of long-term corporate and government bonds with the objective of providing a high level of current income.

                         Lehman Brothers Holdings Inc.
                           Tax Deferred Savings Plan

                   Notes to Financial Statements (continued)


    PIMCO Total Return Fund: This fund is an intermediate term, fixed income fund whose objective is to provide a high level of current income with reasonable risk by investing in a diversified portfolio of fixed income securities of varying maturities.

    Lehman Brothers Prime Value Money Market Fund: The objective of this short-term, fixed income money market fund is to provide current income and stability of principal.


On May 31, 1994 (the "Distribution Date"), the Company began "regular-way" trading on the New York Stock Exchange under the symbol "LEH" as a result of the completion of the distribution (the "Distribution") by American Express of a special dividend to its shareholders of record on May 20, 1994 (the "Record Date") of all of the common stock of the Company (the "Common Stock") held by American Express on the Distribution Date. In connection with the Distribution, shareholders of American Express received one fifth of one share of Common Stock for every American Express common share held on the Record Date. The Plan was amended effective June 1, 1994 to create a Lehman Brothers Holdings Inc. Common Stock Fund, and as of the Distribution Date the Plan no longer accepted contributions to or transfers into the American Express Common Stock Fund.

                            Supplemental Information

                                                                      SCHEDULE I
                         Lehman Brothers Holdings Inc.
                           Tax Deferred Savings Plan

                          Schedule of Investments Held

                               December 30, 1993

                                                        PAR VALUE/          CURRENT VALUE       COST AT
                                                         NUMBER OF           AT DECEMBER        DECEMBER
                                                          SHARES              30, 1993          30, 1993
                                                       -----------          -------------       --------
Contracts issued by Institutions

  John Hancock Mutual Life Insurance Co.
      Contract #     4400                                 11,195,977         $ 11,195,977        $11,195,977
                     5565                                 11,765,966           11,765,966         11,765,966
                     5724                                 18,555,399           18,555,399         18,555,399
  Crown Life Insurance Co.
      Contract #     9002394                               9,092,790            9,092,790          9,092,790
  Metropolitan Life Insurance Co.
      Contract #     11649                                31,966,028           31,966,028         31,966,028
                     12865                                 8,623,268            8,623,268          8,623,268
  Aetna Life Insurance Co.
      Contract #     014005                                5,417,689            5,417,689          5,417,689
  Prudential Asset Management Group
      Contract #     7430-211                             11,357,151           11,357,151         11,357,151
                     7430-212                             10,915,923           10,915,923         10,915,923
  The Principal Financial Group
      Contract #     4-08804-1                             3,272,696            3,272,696          3,272,696
  American International Life Assurance Co.
    of New York
      Contract #     18180T                               14,338,568           14,338,568         14,338,568
                                                                             ------------       ------------
                                                                             $136,501,455       $136,501,455
                                                                             ============       ============
Stock Fund:
  American Express Company common stock                    1,066,380         $ 33,457,683       $ 27,366,245
                                                                             ============       ============

Mutual Funds:
  Smith Barney Shearson Daily Dividend Fund                7,245,893         $  7,245,893       $  7,245,893
  Smith Barney Shearson High Income Fund                     939,998           11,383,376         11,233,572
  Smith Barney Shearson Appreciation Fund                  3,299,935           35,366,817         27,736,454
  Smith Barney Shearson Global Opportunities Fund            358,105           10,420,841          9,502,529
  Salomon Brothers Capital Fund                              233,453            4,823,132          4,151,961
  Smith Barney Shearson Aggressive Growth Fund               624,279           16,718,195         12,742,699
  Smith Barney Shearson Utilities Fund                       477,792            7,243,322          7,109,315
  Smith Barney Shearson Diversified Strategic
      Income Fund                                            641,092            5,391,581          5,359,335
                                                                             ------------       ------------
                                                                             $ 98,593,157       $ 85,081,758
                                                                             ============       ============



                                                                     SCHEDULE II

                         Lehman Brothers Holdings Inc.
                           Tax Deferred Savings Plan

                       Schedule of Transactions in Excess
                    of Five Percent of Net Assets Available
                     for Plan Benefits at Beginning of Year

                      For the Year ended December 30, 1993


                                                                                                  (LOSS)
                                               CONTRACT          COST OF         PROCEEDS           GAIN
    DESCRIPTION                                NUMBER           PURCHASE           OF SALE        ON SALE
- ---------------------------------------------------------------------------------------------------------
Smith Barney Shearson Appreciation
         Fund Inc.                                          $22,647,135
Smith Barney Shearson Appreciation
         Fund Inc.                                                           $15,777,441       $3,503,717
Prudential Asset Management Co.             7430-211         29,710,461
Prudential Asset Management Co.             7430-211                           4,574,185                -
Prudential Asset Management Co.             7430-212         26,640,437
Prudential Asset Management Co.             7430-212                          12,198,310                -






                                   SIGNATURE

    Pursuant to the requirements of the Securities and Exchange Act of 1934, the Lehman Brothers Holdings Inc. Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   LEHMAN BROTHERS HOLDINGS INC.
                                   TAX DEFERRED SAVINGS PLAN




                                   By: /s/ Patrick Wilkinson
                                      -------------------------
                                      Patrick Wilkinson
                                      Lehman Brothers Holdings Inc.
                                      Employee Benefit Plans Committee

June 24, 1994